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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 2)
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND
                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  OPAL, INC.
                          (Name of Subject Company)
                                ORION CORP. I
                           APPLIED MATERIALS, INC.
                                  (Bidders)
                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)
                                 683474-10-0
                    (CUSIP Number of Class of Securities)

                           JOSEPH J. SWEENEY, ESQ.
                           APPLIED MATERIALS, INC.
                               2881 SCOTT BLVD.
                        SANTA CLARA, CALIFORNIA 95050
                                (408) 727-5555
         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:

                               DAVID FOX, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000

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   This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 filed on November 26, 1996, as amended (the "Schedule 14D-1") by Applied Materials, Inc., a Delaware corporation, and its wholly owned subsidiary, Orion Corp. I, a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, par value $.01 per share, of Opal, Inc., a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.


Item 10. Additional Information.

   The first paragraph of Section 2 of the Offer to Purchase is hereby deleted and the following paragraph is inserted in lieu thereof:

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section
     4) promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions related to regulatory approvals referred to in sub-clauses (i), (iii), (iv), (v) and (vi) of the first paragraph of Section 14. Subject to the applicable rules of the Commission and the terms of the Merger Agreement, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any such regulatory approvals specified in
     Section 14, including approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). See Sections 14 and 15. The Purchaser understands that, in accordance with the applicable rules of the Commission, any delay in accepting Shares regardless of cause may not exceed an "unreasonable length of time." Accordingly, if it appears at the time that the Offer is scheduled to expire that any regulatory approvals specified in Section 14 hereof are not likely to be obtained within a reasonable length of time thereafter, the Purchaser will either (i) extend the Offer or (ii) terminate the Offer.

     The Purchaser hereby amends Section 14 to provide that the Purchaser cannot assert any of the conditions set forth in Section 14 (other than those related to regulatory approvals) after the Expiration Date.


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                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 1996



                                          ORION CORP. I

                                          BY:  /s/ Nancy H. Handel
                                              -------------------------------
                                              Name:  Nancy H. Handel
                                              Title: President and Chief
                                              Executive Officer

                                          APPLIED MATERIALS, INC

                                          BY:  /s/ Joseph J. Sweeney
                                              -------------------------------
                                              Name:  Joseph J. Sweeney
                                              Title: Vice President